UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, August 24, 2018 –Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call to discuss the second quarter 2018 results, which were published on August 22, 2018. The following items were discussed by executive management as part of the conference call:

We posted our results for the second quarter; our net income reached US$134 million, an increase of over 30% when compared to the same period last year.

Higher prices in lithium contributed significantly to these strong results. When compared to the second quarter last year, we saw higher prices across all our business lines, and higher sales volumes in almost every business line. In fact, in the iodine and SPN business lines, we sold record quarterly sales volumes.

During the second quarter, we made significant progress in our lithium expansions. We finished the construction of our lithium carbonate capacity in Chile reaching 70,000 MT/year, and will work to produce at this rate during the fourth quarter. Because of lower volumes in the second quarter, our volumes should be between 50-55k MT this year. With the information that we have as of today, lithium prices should not be more than 10% lower during the second half of this year if market conditions don´t change significantly. Additionally, as the global demand for lithium hydroxide is expected to grow faster than for lithium carbonate in the coming years, we continue to work on the development and innovation of a process to produce lithium hydroxide more cost efficiently in Chile. At the same time, we expect to complete our current lithium hydroxide expansion in the coming months, bringing our effective capacity to 13,500 MT/year. We don’t see any restrictions from fresh water for our production plans, the restriction mentioned in the press yesterday were related to a different section in the Salar from where we operate.

I would also like to note that the new agreement with CORFO became effective on April 10 this year, and consequently our rent payment reported in the Costs Of Goods Sold line in the financial statements increased accordingly. And even though we are producing at full capacity, our production costs remained flat.

In Australia, we reaffirm our strong commitment to the Mt. Holland project. The timetable for project delivery remains on track to produce spodumene in 2020 and lithium hydroxide in 2021. A major milestone for this project was successfully securing the industrial site for the refinery where we expect to produce at least 45k MT of lithium hydroxide per year.

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As announced, our iodine capacity has successfully reached 14,000 MT/year, an increase of over 25%. We continue increasing our nitrates capacity, an important development as the water-soluble potassium nitrate market grows at approximately 10%, and the solar salts market continues to evolve positively.

During the second quarter, we distributed over US$300 million in dividends, which is a reflection of our strong balance sheet, which is also ratified by the upgrade from Standard & Poors to BBB+.

In summary, strong results during the second quarter along with growing demand in our main businesses, gives us confidence to keep growing. This has been confirmed by our expansion efforts.

There are a lot of exciting things happening at SQM, and we look forward to working hard to maximize long term value for all our stakeholders.

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About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 24, 2018	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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